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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MACDERMID, INCORPORATED
(Name of the Issuer)

MacDermid, Incorporated	Daniel H. Leever
MDI Holdings, LLC	Joseph M. Silvestri
Matrix Acquisition Corp.	Court Square Capital Partners II, L.P.
Weston Presidio V, L.P.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

554273 10 2
(CUSIP Number of Class of Securities)

MacDermid, Incorporated	MDI Holdings, LLC
c/o John L. Cordani	Matrix Acquisition Corp.
Vice President, Corporate Secretary and	c/o Court Square Capital Partners II, L.P.
General Counsel	399 Park Avenue
245 Freight Street	14th Floor
Waterbury, Connecticut 06702-0671	New York, New York 10022
(212) 575-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Edward D. Herlihy	G. Daniel O'Donnell
Lawrence S. Makow	Geraldine A. Sinatra
Wachtell, Lipton, Rosen & Katz	Dechert LLP
51 West 52nd Street	Cira Centre
New York, NY 10019	2929 Arch Street
(212) 403-1000	Philadelphia, PA 19104
(215) 994-4000

        This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,097,128,543	$117,392.75

*
Calculated solely for the purpose of determining the filing fee. As of January 9, 2007, there were (i) 30,861,098 shares of common stock, without par value, of MacDermid, Incorporated ("Common Stock") outstanding. The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the merger and (ii) the merger consideration of $35.00 per share, plus (y) $16,990,113 expected to be paid to holders of stock options with an exercise price of less than $35.00 per share granted by MacDermid to purchase shares of Common Stock in exchange for the cancellation of such options ((x) and (y) together, the "Total Consideration").

**
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.000107 by the Total Consideration.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $117,392.75
Form or Registration No.: Schedule 14A
Filing Party: MacDermid, Incorporated
Date Filed: January 12, 2007

INTRODUCTION

        This Amendment No. 3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto and the Amendments No. 1 and No. 2 to the Rule 13E-3 Transaction Statement (as amended, this "Transaction Statement"), filed by (1) MacDermid, Incorporated, a Connecticut corporation ("MacDermid" or the "Company"), the issuer of the MacDermid common stock, no par value, that is subject to the Rule 13e-3 transaction, (2) MDI Holdings, LLC ("ParentCo"), a Delaware limited liability company, (3) Matrix Acquisition Corp. ("MergerCo"), a Connecticut corporation that is a wholly owned subsidiary of ParentCo, (4) Daniel H. Leever, Chairman of the Board of Directors and Chief Executive Officer of MacDermid, (5) Court Square Capital Partners II, L.P., a Delaware limited partnership ("Court Square") and Weston Presidio V, L.P., a Delaware limited partnership ("Weston Presidio," and collectively with Court Square, including Mr. Joseph M. Silvestri, the "Sponsors") and (6) Joseph M. Silvestri, a director of MacDermid and managing partner of Court Square, filing in his individual capacity. The Sponsors and Mr. Leever are sometimes referred to herein collectively as the "Investor Group." MacDermid, ParentCo, MergerCo and the Investor Group are sometimes referred to herein collectively as the "Filing Persons." This Transaction Statement relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 15, 2006, by and among MacDermid, ParentCo and MergerCo.

        This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information.

        Item 15(b) is hereby amended and supplemented as follows:

          On April 12, 2007, at a special meeting of MacDermid's shareholders, the shareholders voted to adopt the Merger Agreement. Also on April 12, 2007, MacDermid filed a Certificate of Merger with the Secretary of State of the State of Connecticut, pursuant to which MergerCo was merged with and into MacDermid, with MacDermid continuing as the surviving corporation (the "Merger"). As a result of the Merger, MacDermid became a wholly owned subsidiary of Parent. Upon the effectiveness of the Merger (i) each share of MacDermid common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of MacDermid, or owned by its wholly owned subsidiaries, or by Parent or MergerCo immediately prior to the effective time of the Merger (including shares contributed to Parent by members of the Investor Group prior to the Merger), or held by shareholders who are entitled to and who properly exercise appraisal rights under Connecticut law) was converted into the right to receive $35.00 in cash, without interest and (ii) the separate corporate existence of Merger Sub ceased.

          As a result of the Merger, the registration of the Company's common stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission. In addition, the Company's common stock will no longer be listed on any exchange or quotation system, including the New York Stock Exchange.

Item 16. Exhibits.

  Regulation M-A Item 1016

(a)(1)	Letter to Shareholders of MacDermid, Incorporated, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(a)(2)	Notice of Special Meeting, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(a)(3)
Proxy Statement of MacDermid, Incorporated, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(a)(4)	Press Release, dated April 12, 2007
(b)(1)
Debt Commitment Letter, dated as of December 15, 2006, among Matrix Acquisition Corp., Credit Suisse Securities (USA) LLC, and Credit Suisse, Cayman Islands Branch (incorporated by reference to Exhibit 99.7(D) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(c)(1)
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 15, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by MacDermid Incorporated with the Securities and Exchange Commission on January 12, 2007
(c)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of MacDermid, Incorporated, dated December 15, 2006
(d)(1)
Agreement and Plan of Merger, dated December 15, 2006, among MDI Holdings, LLC, Matrix Acquisition Corp. and MacDermid, Incorporated, incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(d)(2)
Limited Guarantee dated as of December 15, 2006 of Court Square Capital Partners II, L.P. (incorporated by reference to Exhibit 99.7(E) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(3)
Limited Guarantee dated as of December 15, 2006 of Weston Presidio V, L.P. (incorporated by reference to Exhibit 99.7(F) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(4)
Equity Commitment Letter dated December 15, 2006 of Court Square Capital Partners II, L.P. (incorporated by reference to Exhibit 99.7(A) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)

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(d)(5)
Equity Commitment Letter dated December 15, 2006 of Weston Presidio V, L.P. (incorporated by reference to Exhibit 99.7(B) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(6)
Rollover Equity Commitment Letter dated December 15, 2006 of Daniel H. Leever (incorporated by reference to Exhibit 99.7(C) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(7)
Voting Agreement dated as of December 15, 2006 among MDI Holdings, LLC and Daniel H. Leever (incorporated by reference to Exhibit 99.7(I) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(f)(1)
Sections 33-855 through 33-872 of the Business Corporation Act of the State of Connecticut, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(g)	None

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007	MACDERMID, INCORPORATED
	By:	/s/ JOHN L. CORDANI Name: John L. Cordani Title: Vice President, Corporate Secretary and General Counsel
Dated: April 12, 2007	MDI HOLDINGS, LLC
	By:	/s/ JOSEPH M. SILVESTRI Name: Joseph M. Silvestri Title: President
Dated: April 12, 2007	MATRIX ACQUISITION CORP.
	By:	/s/ JOSEPH M. SILVESTRI Name: Joseph M. Silvestri Title: President
Dated: April 12, 2007	DANIEL H. LEEVER
/s/ DANIEL H. LEEVER Daniel H. Leever
Dated: April 12, 2007	COURT SQUARE CAPITAL PARTNERS II, L.P.
	By:	Court Square Capital, GP, LLC, its general partner
	By:	/s/ JOSEPH M. SILVESTRI Name: Joseph M. Silvestri Title: Managing Partner
Dated: April 12, 2007	JOSEPH M. SILVESTRI
/s/ JOSEPH M. SILVESTRI Joseph M. Silvestri
Dated: April 12, 2007	WESTON PRESIDIO V, L.P.
	By:	Weston Presidio Management V, LLC, its general partner
	By:	/s/ DAVID L. FERGUSON Name: David L. Ferguson Title: Authorized Member

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INTRODUCTION
SIGNATURES